SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 12, 2003

Biomira Inc.

(Translation of registrant’s name into English)

Edmonton Research Park
2011 – 94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for past years)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NEWS RELEASE
SIGNATURES

Item	Page

Press Release dated June 11, 2003 announcing the Company’s presentations to the 2003 Annual Conference in Washington of the Biotechnology Industry Organization	3

Signature	5

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NEWS RELEASE
FOR IMMEDIATE RELEASE

BIOMIRA TO PRESENT AT BIO’S 2003 ANNUAL CONFERENCE –
JUNE 22-25, 2003

Annual General Meeting Presentation – June 26, 2003

EDMONTON, ALBERTA, CANADA — June 11, 2003 — Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) announced today that Alex McPherson, MD, PhD, President and CEO of Biomira, will present highlights of the Company’s product and corporate advancements at the Biotechnology Industry Organization’s 10th Annual Convention to be held in Washington, D.C., June 22-25. Dr. McPherson’s presentation is scheduled for 8:45-9:00 a.m., EDT, Tuesday, June 24th. This presentation will be web cast and available through a link at www.biomira.com or it may be linked directly through the host URL at http://www.firstcallevents.com/service/ajwz383050061gf12.html.

“Biomira has reached significant milestones within the past year and is expected to announce the results from the Theratope® vaccine Phase III trial this month. This is believed to be the largest trial ever conducted using an immunotherapeutic approach to treating metastatic breast cancer. It is a pivotal juncture for breast cancer patients and all of our stakeholders,” commented Dr. McPherson. “Biomira, in conjunction with our collaborator, Merck KGaA of Darmstadt, Germany, is also expected to have other clinical trial data this year and the BIO meeting will be an excellent opportunity to update the investment community on where we are in our whole clinical development plan.”

Dr. McPherson is a board member of the Biotechnology Industry Organization, which is a Washington, D.C.-based organization that engages in lobbying, advocacy, communications and new business development related to the biotech industry. Established in 1993, the meeting is expected to attract approximately 15,000 attendees.

Annual General Meeting

Biomira will also have the opportunity to update investors at the Company’s Annual General Meeting. The meeting is scheduled to be held at 1:30 p.m. on Thursday, June 26th in Edmonton, Alberta. Those not attending the meeting may access the presentation through a direct link at www.biomira.com or it may be linked directly through the host URL at http://webevents.broadcast.com/cnw/biomira20030626.

-more-

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Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

Biomira Company Contacts:

Jane Tulloch
Director, Investor Relations
780-490-2812

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This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing of clinical trials, trial reviews and analyses or the safety and efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)

Date: June 12, 2003	By:	/s/ Edward A. Taylor

Edward A. Taylor
Vice President Finance

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